EXHIBIT 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
thousands	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$123,134	$207,364	$178,899	$148,654	$205,136
Add:
Fixed charges	48,422	30,993	19,292	10,992	2,965
Distributions from equity investees	20,660	15,999	10,973	11,206	14,428
Amortization of capitalized interest	314	294	256	182	80
Less:
Equity income	16,111	11,261	7,628	7,923	11,118
Capitalized interest	6,196	420	—	—	—
Net income before taxes attributable to noncontrolling interests	14,890	14,103	11,005	10,260	7,965

Earnings	$155,333	$228,866	$190,787	$152,851	$203,526

Fixed charges:
Interest expense, including capitalized interest	$48,256	$30,765	$18,794	$9,955	$364
Interest component of rent expense	166	228	498	1,037	2,601

Fixed charges	$48,422	$30,993	$19,292	$10,992	$2,965

Ratio of earnings to fixed charges	3.2x	7.4x	9.9x	13.9x	68.6x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.